Eaton Corporation
Second Quarter 2011 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Six months ended June 30	Year ended December 31
(Millions of dollars)	2011	2010	2009	2008	2007	2006
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$731	$1,036	$303	$1,140	$1,055	$979
Adjustments
(Income) losses of equity investees	(2)	(14)	(6)	(11)	(6)	1
Distributed income of equity investees	2	15	9	1	1	1
Interest expensed	78	162	170	192	193	139
Amortization of debt issue costs	2	4	5	2	1	1
Estimated portion of rent expense representing interest	28	57	59	58	44	41
Amortization of capitalized interest	5	10	13	13	12	12
Adjusted income from continuing operations before income taxes	$844	$1,270	$553	$1,395	$1,300	$1,174
Fixed charges
Interest expensed	$78	$162	$170	$192	$193	$139
Interest capitalized	8	8	7	13	14	14
Amortization of debt issue costs	2	4	5	2	1	1
Estimated portion of rent expense representing interest	28	57	59	58	44	41
Total fixed charges	$116	$231	$241	$265	$252	$195

Ratio of earnings to fixed charges	7.28	5.50	2.29	5.26	5.16	6.02